SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         MDSI MOBILE DATA SOLUTIONS INC.
             (Exact name of registrant as specified in its charter)


                              Canada Not Applicable
                    (State of incorporation or organization)
                       (I.R.S Employer Identification No.)


                            135-10551 Shellbridge Way
                   Richmond, British Columbia, Canada   V6X 2W9
               (Address of principal executive offices) (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class              Name of exchange on which
       to be so registered              each class is to be registered

       None                             Not applicable

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General instruction A.(d), check the following box

     Securities Act registration statement file number to which this form relates: (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights
                                (Title of class)

Item 1.   Description of Securities to be Registered

On December 9, 1998, the Board of Directors of MDSI Mobile Data Solutions Inc. (the "Company") declared a distribution of one common share purchase right (a "Right") for each outstanding common share, without par value, of the Company (the "Common Shares"). Each Right has an exercise price of Cdn$140.00 (the "Exercise Price), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Plan Agreement (the "Rights Agreement") between the Company and Montreal Trust Company of Canada, as Rights Agent. While the Rights became effective upon execution of the Rights Agreement in accordance with the provisions thereof, the Rights will terminate if the Rights Agreement is not confirmed by greater than 50% of the votes cast by shareholders of the Company (excluding votes cast by any acquiring shareholders, their affiliates and certain employee benefit plans) (collectively, the "Independent Shareholders") at a general meeting of shareholders to be held not later than six months from the date of the Rights Agreement (the "General Meeting").

Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding and no separate Rights Certificates will be distributed. Subject to certain limitations, the Rights will detach from the Common Shares and will become exercisable upon the earlier of ten trading days following a public announcement by the Company or by an Acquiring Person (as defined in the Rights Agreement) that such Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (other than as a result of a reduction in the number of shares outstanding, a Permitted Bid (as defined below), certain exempt acquisitions, certain convertible security acquisitions or certain pro rata acquisitions) (the "Separation Time").

Until the Separation Time, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such certificates, (ii) new Common Share certificates issued after the Record Time will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Separation Time. If the Rights Agreement is confirmed by the shareholders at the General Meeting, the Rights will expire at the close of business on December 17, 2003 (the "Expiration Time"), unless earlier terminated, redeemed or exchanged by the Company pursuant to the terms of the Rights Agreement.

Promptly following the Separation Time, Rights Certificates will be mailed to holders of record of Common Shares as of the Separation Time (other than the Acquiring Person) and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person acquires 20% or more of the Common Shares of the Company, other than through certain permitted acquisitions, including a Permitted Bid (as defined below), or on terms otherwise approved by the Board of Directors (a "Flip-In Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Exercise Price (as defined in the Rights Agreement), that number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having an aggregate market price equal to two (2) times the Exercise Price for an amount in cash equal to the Exercise Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an Exercise Price of Cdn$140.00 per Common Share issuable pursuant to the exercise of the Rights, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase Cdn$280.00 worth of Common Shares for Cdn$140.00. Assuming that the Common Shares had a per share value of Cdn$28.00 at such time, the holder of each valid Right would be entitled to purchase one hundred (100) Common Shares for Cdn$140.00.

A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the Common Shares as a result of a Permitted Bid (as defined below), certain exempt acquisitions, certain convertible security acquisitions, certain reductions in outstanding shares, pro-rata acquisitions or otherwise on terms approved by the Board of Directors (collectively the "Permitted Acquisitions"), provided that if such person or group becomes the beneficial owner of 20% or more of the Common Shares by such means and subsequently acquires additional Common Shares constituting more than 1% of the Common Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding Common Shares on the Record Time will be "grandfathered," so that the dilutive effects of the Rights will not be triggered unless such person subsequently increases his shareholdings by more than 1%, other than through a Permitted Acquisition. The Company is not aware, as of December 17, 1998, that any person or related group is the beneficial owner of 20% or more of the outstanding Common Shares.

The Exercise Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, including (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares,
(ii) if holders of the Common Shares are granted certain rights or warrants to subscribe for Common Shares or convertible securities at less than the market price of the Common Shares on the record date set for such grant, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Shares, as determined in accordance with the Rights Agreement.

The Exercise Price is payable by cash, certified check, banker's draft or money order.

If at any time the Board of Directors, acting in good faith, determines that conditions exist which would eliminate or materially diminish in any respect the benefits intended to be afforded to the holders of the Rights under the Rights Agreement, the Board of Directors may at its option, at any time after a person has become an Acquiring Person, authorize the Company to issue or deliver either
(i) in exchange for each Right (excluding Rights held by an Acquiring Person) and without further charge, or (ii) in exchange for each Right (excluding Rights held by an Acquiring Person) and the Exercise Price, debt or equity securities or assets (or a combination thereof) of the Company.

The Board of Directors may, acting in good faith, at any time prior to the occurrence of a Flip-In Event elect to redeem all but not less than all of the outstanding Rights at the redemption price of Cdn$0.0001 per Right, subject to adjustment under certain circumstances (the "Redemption Price"). The Rights Agreement also gives the Board of Directors the right, at its option, to waive the application of the dilutive effects described above prior to the occurrence of a particular Flip-In Event and, in certain circumstances, within eight (8) trading days following a particular Flip-In Event.

As discussed above, a takeover bid which fits the criteria of a Permitted Bid or a Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid is a take-over bid made by way of a take-over bid circular made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the provisions of Sections 95 to 100 of the Securities Act (Ontario), and which also complies with the following conditions:

     (i) the bid is made for all Common Shares to all shareholders of record of such Common Shares (wherever resident) registered on the books of the Company;

     (ii) the bid contains, and the take up and payment of the securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified provisions that:

          (a) no Common Shares will be taken up or paid for pursuant to the bid:

               (i) prior to the close of business on a date which is not less than 60 days following the date of the bid; and

               (ii) if less than fifty  percent  (50%) of the Common Shares held by independent shareholders have been deposited pursuant to the bid and not withdrawn;

          (b) all Common Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in
               (a)(i) above and that all Common Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date; and

          (c) should the condition referred to in (a)(ii) above be met, the offeror must make a public announcement of that fact and the bid must remain open for deposits and tenders of Common Shares for not less than ten (10) business days from the date of such public announcement.

A Competing Permitted Bid is a takeover bid which is made while another Permitted Bid is in existence, and which satisfies all the provisions of a Permitted Bid except that the time limit set out in (ii)(a)(i) above is the date which is no earlier than the later of 21 days after the Competing Permitted Bid is made or the earliest date for the take-up of shares under any Permitted Bid then in existence.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Company may from time to time amend the Rights Agreement without the approval of the holders of the Common Shares or Rights to correct any clerical or typographical errors and to address changes in law. Prior to the date of the General Meeting to approve the Rights Agreement, the Company may make any changes the Board of Directors acting in good faith deem necessary or desirable. Following the General Meeting, the Company may only make changes with the approval of shareholders.

As of December 17, 1998, there were outstanding 6,562,088 Common Shares of the Company. Each Common Share of the Company outstanding at the close of business on December 17, 1998 will receive one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding between December 17, 1998 and the Separation Time so that all such shares will have attached Rights.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company, other than by way of Permitted Bid, on terms not approved by the Board of Directors of the Company. The Rights should not, however, affect any prospective offeror willing to negotiate with the Board of Directors. The Rights will not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, (i) at any time prior to the Separation Time redeem all but not less than all the then outstanding Rights at the Redemption Price or (ii) waive application of the dilutive effects described above prior to occurrence of a particular Flip-In Event and, in certain circumstances, within ten business days following a particular Flip-In Event.

The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, and which includes as Schedule A the Form of Rights
Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.  Exhibits

4.1 Form of Shareholder Rights Plan Agreement, dated as of December 17, 1998 between MDSI Mobile Data Solutions Inc. and Montreal Trust Company of Canada, which includes as Schedule A thereto the Form of Rights Certificate.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            MDSI MOBILE DATA SOLUTIONS INC.


Date: December 17, 1998                     By: /s/ Kenneth R. Miller
                                                --------------------------------
                                            Name:  Kenneth R. Miller
                                            Title: President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT DESCRIPTION

4.1 Form of Shareholder Rights Plan Agreement, dated as of December 17, 1998 between MDSI Mobile Data Solutions Inc. and Montreal Trust Company of Canada, which includes as Schedule A thereto the Form of Rights Certificate.